Whole Earth Brands, Inc.

125 South Wacker Drive, Suite 3150

Chicago, IL 60606

February 17, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attention: Gregory Herbers

Re:	Whole Earth Brands, Inc.
Registration Statement on Form S-3
Filed February 4, 2022
File No. 333-262535

Dear Mr. Herbers:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Whole Earth Brands, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:00 PM Eastern time on February 23, 2022, or as soon as practicable thereafter.

Please contact Stephen P. Alicanti of DLA Piper LLP (US) via telephone at (212) 335-4783 or via e-mail at stephen.alicanti@dlapiper.com with any questions and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Very truly yours,

Whole Earth Brands, Inc.

By:	/s/ Ira Schlussel
Name: Ira Schlussel
Title: Vice President, General Counsel & Secretary

cc:	Christopher P. Giordano
DLA Piper LLP (US)
Jon Venick
DLA Piper LLP (US)
Stephen P. Alicanti
DLA Piper LLP (US)